SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Perfect World Co., Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

Class B ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (1)

(CUSIP Number)

Michael Yufeng Chi

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Telephone: +86 10 5780-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47th Floor, Park Place, 1601 Nanjing Road West

Shanghai 200040, People’s Republic of China

Telephone: +86 21 6109-7000

July 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares, each representing five Class B ordinary shares, par value $0.0001 per share.

CUSIP No. 71372U104

1.	Name of Reporting Person. Michael Yufeng Chi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK — See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,000 ordinary shares. (1) Perfect Human Holding Company Limited and Perfect Peony Holding Company Limited may also be deemed to have sole voting power with respect to the above shares.

	8.	Shared Voting Power 0

9.

Sole Dispositive Power
1,000 ordinary shares. (1) Perfect Human Holding Company Limited and Perfect Peony Holding Company Limited may also be deemed to have sole dispositive power with respect to the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 ordinary shares. (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,000 ordinary shares held by Perfect Peony Holding Company Limited, a Cayman Islands company wholly owned by Perfect Human Holding Company Limited which is a British Virgin Islands company controlled by Mr. Michael Yufeng Chi.

(2) Based on a total of 1,000 ordinary shares of the Issuer outstanding as of the date hereof.

CUSIP No. 71372U104

1.	Name of Reporting Person. Perfect Human Holding Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK — See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 ordinary shares. (1) Michael Yufeng Chi and Perfect Peony Holding Company Limited may also be deemed to have sole voting power with respect to the above shares.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000 ordinary shares. (1) Michael Yufeng Chi and Perfect Peony Holding Company Limited may also be deemed to have sole dispositive power with respect to the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 ordinary shares. (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,000 ordinary shares held by Perfect Peony Holding Company Limited, a Cayman Islands company wholly owned by Perfect Human Holding Company Limited.

(2) Based on a total of 1,000 ordinary shares of the Issuer outstanding as of the date hereof.

CUSIP No. 71372U104

1.	Name of Reporting Person. Perfect Peony Holding Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK — See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 ordinary shares. Michael Yufeng Chi and Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to the above shares.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000 ordinary shares. Michael Yufeng Chi and Perfect Human Holding Company Limited may also be deemed to have sole dispositive power with respect to the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 ordinary shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on a total of 1,000 ordinary shares of the Issuer outstanding as of the date hereof.

This Schedule 13D/A No. 2 (the “Schedule 13D/A No. 2 ”) amends the previous Schedule 13D jointly filed by Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited (collectively and together with Perfect Peony Holding Company Limited, the “Reporting Persons”) with respect to Perfect World Co., Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on January 2, 2015, as previously amended by Amendment No. 1 filed on April 27, 2015 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 28, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong.  At the extraordinary general meeting, the shareholders of the Company voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger.

On July 28, 2015, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of July 28, 2015, pursuant to which the Merger became effective on July 28, 2015. As a result of the Merger, the Company ceased to be a publicly traded company and will continue its operations as a private company wholly owned by Parent, with 1,000 ordinary shares outstanding (which are all owned by Parent).

At the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$4.04 and each issued and outstanding ADS was cancelled in exchange for the right to receive US$20.20, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Ordinary Shares held by Perfect Human and the Shares held by Parent, the Company or any of their subsidiaries (including such Ordinary Shares represented by ADSs) immediately prior to the Effective Time, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Ordinary Shares owned by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Ordinary Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

As a result of the Merger, all of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Perfect Human prior to the Effective Time were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent in accordance with the Merger Agreement and the Equity Contribution Agreement, and all of the options held by Mr. Michael Yufeng Chi prior to the Effective Time were cancelled and entitled Mr. Chi to receive an amount equal to the product of (a) the excess, if any, of US$4.04 over the per share exercise price of such options and (b) the number of Ordinary Shares underlying such options, in cash, without interest and net of any applicable withholding taxes.

Following the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Ordinary Shares underlying them will become effective and the reporting obligations of the Company under the Securities Exchange Act of 1934 will be terminated.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b) As a result of the Merger, all of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Perfect Human prior to the effective time were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Equity Contribution Agreement, and all of the options held by Mr. Chi prior to the Effective Time were cancelled and entitled Mr. Chi to receive an amount equal to the product of (a) the excess, if any, of US$4.04 over the per share exercise price of such options and (b) the number of Ordinary Shares underlying such options, in cash, without interest and net of any applicable withholding taxes, pursuant to the terms of the Merger Agreement.

As of the date hereof, each of Mr. Michael Yufeng Chi, Perfect Human and Parent beneficially owns 1,000 ordinary shares of the Company, comprising 1,000 ordinary shares of the Company directly held by Parent, which ordinary shares represent 100% of the outstanding ordinary shares of the Company.  Perfect Human, a British Virgin Islands company, is controlled by Mr. Chi, and Mr. Chi is the sole director of Perfect Human. Parent, a Cayman Islands company, is wholly owned by Perfect Human, and Mr. Chi is the sole director of Parent. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of Mr. Chi and Perfect Human may be deemed to beneficially own all of the shares directly held by Parent in the Company.

The above disclosure of percentage information is based on a total of 1,000 ordinary shares of the Company as of the date hereof.

(c)                                  Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) – (e)  Not applicable.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of January 2, 2015.

Exhibit 7.02: *	Proposal Letter from Michael Yufeng Chi to the board of directors of the Issuer, dated as of December 31, 2014.

Exhibit 7.03:**

Agreement and Plan of Merger by and among Perfect Peony Holding Company Limited, Perfect World Merger Company Limited and Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

Exhibit 7.04:**	Equity Contribution Agreement by and among Perfect Peony Holding Company Limited and Perfect Human Holding Company Limited, dated as of April 26, 2015.

Exhibit 7.05:**

Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center and Wing Lung Bank to Perfect Human Holding Company Limited, Perfect Peony Holding Company Limited and Perfect World Merger Company Limited, dated as of April 24, 2015.

Exhibit 7.06:**

Limited Guarantee by Perfect Human Holding Company Limited in favor of Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

Exhibit 7.07:	Joint Filing Agreement by and among the Reporting Persons, dated as of July 28, 2015.

* Previously filed on January 2, 2015.

** Previously filed on April 27, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 28, 2015

Michael Yufeng Chi

By:	/s/ Michael Yufeng Chi

Perfect Human Holding Company Limited

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Director

Perfect Peony Holding Company Limited

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Director

INDEX TO EXHIBITS

Exhibit 7.01:*                   Joint Filing Agreement by and between the Reporting Persons, dated as of January 2, 2015.

Exhibit 7.02:*                   Proposal Letter from Michael Yufeng Chi to the board of directors of the Issuer, dated as of December 31, 2014.

Exhibit 7.03:**            Agreement and Plan of Merger by and among Perfect Peony Holding Company Limited, Perfect World Merger Company Limited and Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

Exhibit 7.04:**            Equity Contribution Agreement by and among Perfect Peony Holding Company Limited and Perfect Human Holding Company Limited, dated as of April 26, 2015.

Exhibit 7.05:**            Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center and Wing Lung Bank to Perfect Human Holding Company Limited, Perfect Peony Holding Company Limited and Perfect World Merger Company Limited, dated as of April 24, 2015.

Exhibit 7.06:**            Limited Guarantee by Perfect Human Holding Company Limited in favor of Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

Exhibit 7.07:                          Joint Filing Agreement by and among the Reporting Persons, dated as of July 28, 2015.

* Previously filed on January 2, 2015.

** Previously filed on April 27, 2015.